VF 9-5-02

02053063

[TATES]
[...ANGE COMMISSION]
[...C. 20549]

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED AUG 29 2002 WASH. D.C. 180

SEC FILE NUMBER
8-53605

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING June 30, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PALI CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Park Avenue, 6th Floor
(No. and Street)

New York | New York | 10019
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hilary Bergman 212-259-2602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levine, Levine & Meyrowitz, CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

111 Great Neck Road, Suite 201, Great Neck | New York | 11021
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Hilary Bergman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pali Capital, Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF OPERATING OFFICER
Title

Notary Public

GILA KAPLAN
Notary Public, State of New York
No. 02KA6041446
Qualified in Kings County
Commission Expires 05/08/20 06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PALI CAPITAL, INC.

FINANCIAL STATEMENTS

AS OF JUNE 30, 2002 AND DECEMBER 31, 2001

TABLE OF CONTENTS

	PAGE NUMBERS
INDEPENDENT AUDITOR'S REPORT	
STATEMENTS OF FINANCIAL CONDITION	2
STATEMENTS OF OPERATIONS	3
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY	4
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	5
STATEMENTS OF CASH FLOWS	6 – 7
NOTES TO FINANCIAL STATEMENTS	8 – 12
SUPPLEMENTARY INFORMATION	13 – 14
REPORT ON INTERNAL CONTROL	15 – 16

LEVINE, LEVINE & MEYROWITZ, CPAS, P.C.
JULES E. LEVINE, C.P.A. ROBERT M. LEVINE, C.P.A. DAVID J. MEYROWITZ, C.P.A.

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Pali Capital, Inc.

We have audited the accompanying statements of financial condition of Pali Capital, Inc. as of June 30, 2002 and December 31, 2001, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the periods January 1, 2002 through June 30, 2002 and October 1, 2001 through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pali Capital, Inc. as of June 30, 2002 and December 31, 2001, and the results of their operations and their cash flows for the periods January 1, 2002 through June 30, 2002 and October 1, 2001 through December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information had been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Levine Levine & Meyrowitz CPAs PC

August 14, 2002

111 GREAT NECK ROAD, SUITE 201, GREAT NECK, NY 11021
PHONE: 516-482-4200 / FAX: 516-487-7049 / E-MAIL: LLMCPA.COM

PALI CAPITAL, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF JUNE 30, 2002 AND DECEMBER 31, 2001

	2002	2001
ASSETS		
Cash and Cash Equivalents	$ 1,433,614	$ 5,696,390
Receivable from Broker - Dealer	2,727,220	1,479,173
Securities Owned Marketable, At Market Value	765,149	1,321,328
Prepaid Expenses	171,675	68,125
Fee Income Receivable	-0-	550,000
Due From Leasing Company	601,737	-0-
Warrants – NASDAQ	20,100	20,100
Property and Equipment	736,263	477,452
Security Deposit	104,357	92,741
Due From Related Party	538,820	-0-
TOTAL ASSETS	$ 7,098,935	$ 9,705,309
LIABILITIES		
Securities Sold, Not Yet Purchased, at Market Value	$ 201,127	$ 148,924
Accrued Expenses and Taxes	3,515,320	4,105,187
Capital Lease Obligations	89,337	134,087
Due to Related Parties	279,386	3,185,132
TOTAL LIABILITIES	4,085,170	7,573,330
STOCKHOLDER'S EQUITY		
Common stock – 200 shares authorized, 60 shares issued an outstanding, $500 par value	30,000	30,000
Additional Paid in Capital	2,293,924	2,293,924
Retained Earnings (Deficit)	689,841	(191,945)
TOTAL STOCKHOLDER'S EQUITY	3,013,765	2,131,979
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 7,098,935	$ 9,705,309

The accompanying notes are an integral part of these financial statements.

PALI CAPITAL, INC.
STATEMENTS OF OPERATIONS
FOR THE PERIODS JANUARY 1, 2002 THROUGH JUNE 30, 2002 AND OCTOBER 1, 2001 THROUGH DECEMBER 31, 2001

	2002	2001
REVENUES		
Commissions	$ 10,802,670	$ 4,311,508
Interest and Dividends	54,726	27,840
Trading Income	2,088,024	1,380,982
Other Revenue	677,239	2,358,554
Total Revenues	13,622,659	8,078,884
EXPENSES		
Commissions And Clearance Charges	8,099,326	3,612,534
Depreciation and Amortization	84,464	52,152
Employee Compensation and Benefits	1,207,818	1,571,076
Insurance	42,326	6,144
Interest	17,040	10,250
Occupancy	204,438	93,082
Office Expenses	189,529	96,196
Other Operating Expenses	1,091	7,689
Placement Fees	-0-	1,353,554
Professional Fees	110,940	425,467
Communication and Data Processing	674,984	237,652
Contributions	56,000	13,100
Business Development	1,446,293	791,933
Loss on Disposal of Fixed Asset	11,417	-0-
Total Expenses	12,145,666	8,270,829
INCOME (LOSS) BEFORE INCOME TAXES	1,476,993	(191,945)
INCOME TAXES	595,207	-0-
NET INCOME (LOSS)	$ 881,786	$ (191,945)

The accompanying notes are an integral part of these financial statements.

PALI CAPITAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE PERIOD OCTOBER 1, 2001 THROUGH JUNE 30, 2002

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Contributed Capital	$ 30,000	$2,293,924	--	$2,323,924
Net Loss	--	--	$ (191,945)	(191,945)
Balance – December 31, 2001	$ 30,000	$2,293,924	(191,945)	2,131,979
Net Income	--	--	$ 881,786	$ 881,786
Balance – June 30, 2002	$ 30,000	$2,293,924	$ 689,841	$3,013,765

The accompanying notes are an integral part of these financial statements.

PALI CAPITAL, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE PERIODS JANUARY 1, 2002 THROUGH JUNE 30, 2002 AND OCTOBER 1, 2001 THROUGH DECEMBER 31, 2001

	2002	2001
Subordinated Liabilities - Beginning Of Period	$ -0-	$ -0-
Increase/(Decrease)	-0-	-0-
Subordinated Liabilities - End Of Period	$ -0-	$ -0-

The accompanying notes are an integral part of these financial statements.

PALI CAPITAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE PERIODS JANUARY 1, 2002 THROUGH JUNE 30, 2002 AND
OCTOBER 1, 2001 THROUGH DECEMBER 31, 2001

	2002	2001
Cash Flows From Operating Activities:		
Net Income (Loss)	$ 881,786	$ (191,945)
Adjustments To Reconcile Net Income (Loss)		
To Net Cash (Used In) From Operating Activities:		
Depreciation and Amortization	84,464	52,152
Loss on Disposal of Fixed Asset	11,417	-0-
(Increase) In Receivable From Broker - Dealer	(1,248,047)	(68,226)
(Increase) In Prepaid Expenses	(103,550)	(38,135)
Decrease (Increase) In Fee Income Receivable	550,000	(550,000)
(Increase) In Due From Leasing Company	(601,737)	-0-
(Increase) In Security Deposit	(11,616)	(87,675)
(Decrease) Increase In Accrued Expenses	(589,867)	1,110,826
Total Adjustments	(1,908,936)	418,942
Net Cash Flow (Used In) From Operating Activities	(1,027,150)	226,997
Cash Flows From Investing Activities:		
Net Sales (Purchases) of Securities	608,382	(611,419)
Purchase of Warrants-NASDAQ	-0-	(20,100)
Purchase Of Fixed Asset	(374,691)	(69,276)
Proceeds From Sale of Fixed Asset	20,000	-0-
Net Cash Flow From (Used In) Investing Activities	253,691	(700,795)

The accompanying notes are an integral part of these financial statements.

PALI CAPITAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE PERIODS JANUARY 1, 2002 THROUGH JUNE 30, 2002 AND
OCTOBER 1, 2001 THROUGH DECEMBER 31, 2001

	2002	2001
Cash Flows From Financing Activities:		
Contributed Capital	$ -0-	$ 3,287,156
Payment of Capital Lease Obligations	(44,750)	(20,174)
Change In Due To/From Related Parties	(3,444,566)	2,903,206
Net Cash Flow (Used In) From Financing Activities	(3,489,316)	6,170,188
(Decrease) Increase In Cash	(4,262,775)	5,696,390
Cash And Cash Equivalents At Beginning Of Period	5,696,389	-0-
Cash And Cash Equivalents At End Of Period	$ 1,433,614	$ 5,696,390

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION

	2002	2001
Cash Paid During The Period For:		
Interest	$ 17,040	$ 10,250
Taxes	$ 312,365	-0-

2001

Non-cash financing transactions: contributed capital was reduced by the assumption of liabilities in excess of non-cash assets in the amount of $963,232.

The accompanying notes are an integral part of these financial statements.

PALI CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF ORGANIZATION:

The Company began operations on October 1, 2001, after a series of mergers, which resulted in Kelcop Group, Inc. continuing as the surviving Corporation and renamed as Pali Capital, Inc. (the "Company").

The merger began with Pali Capital, LLC merging into Kelcop Financial, Inc. and ended with Kelcop Financial, Inc. merging into Kelcop Group, Inc. Kelcop Group, Inc. redeemed 40 shares of its stock for various assets and liabilities resulting in Pali Capital, Inc. with a net capitalization of approximately $324,000. In addition, EuropeAmerican Investment Holdings N.V., the sole shareholder, contributed $2,000,000.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company's accounting policies are in accordance with generally accepted accounting principles. Outlined below are those policies that are considered particularly significant:

(A) Security Transactions:
Securities transactions of the Company are recorded on a trade date basis. Investment revenue is recorded on an accrual basis. Marketable securities are valued at market value and securities not readily marketable are valued at fair market value as determined by management.

(B) Cash Equivalents:
The Company defines cash equivalents as all short-term, highly liquid investments with original maturity dates less than 90 days.

(C) Commissions:
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(D) Translation of Foreign Currencies:
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

(E) Use of Estimates:
To prepare financial statements in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

(F) Depreciation:
Depreciation is provided on both a straight-line and accelerated basis using estimated lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

NOTE 3 – PROPERTY AND EQUIPMENT:

Assets are stated at cost. Depreciation and amortization are computed over the estimated useful life of the assets using various methods for both financial reporting and income tax purposes. Depreciation and amortization expense was $84,464 and $52,152, and for the periods ended June 30, 2002 and December 31, 2001, respectively.

Property and Equipment consisted of the following:

		June 30, 2002		December 31, 2001	
	Life	Costs	Accumulated Depreciation/ Amortization	Costs	Accumulated Depreciation/ Amortization
Furniture and Fixtures	5-7 yrs.	288,427	212,442	284,098	194,509
Computer Equipment	5 yrs.	175,167	88,355	140,361	73,308
Leasehold Improvements	5-7 yrs.	215,365	92,665	215,365	72,139
Automobiles	5 yrs.	-0-	-0-	52,362	15,709
Capital Leases	5-7 yrs.	254,062	138,853	254,062	113,131
Construction in Progress	5-7 yrs.	335,557	-0-	-0-	-0-
		1,268,578	532,315	946,248	468,796

NOTE 4 – DUE FROM LEASING COMPANY:

The Company has entered into a master operating lease agreement for various equipment. This master lease agreement includes the following: A fifty-four month lease requiring monthly payments of approximately $19,940 for furniture and office, telephone and networking equipment; a thirty-six month lease for computer equipment requiring monthly payments of approximately $6,160. As of June 30, 2002, the Company has made advance payments of $601,737 to various vendors for this equipment and will be reimbursed by the leasing company at the commencement of the lease term.

NOTE 5 – RELATED PARTY TRANSACTIONS:

(A) At June 30, 2002, due to related parties consisted of expenses allocated to the Company from a company related to the Company's parent of $30,686 and $248,700 due to an officer of the Company. At December 31, 2001, due to related parties consisted of fees collected on behalf of the sole shareholder of the Company in the amount of $2,782,500, and $402,632 due to an officer of the Company.

NOTE 5 – RELATED PARTY TRANSACTIONS: (continued)

(B) Included in business development expense is $490,716 and $502,662 paid to Pavia Place, LLC., a member of which is an officer of the Company, under a dry lease agreement for the periods ended June 30, 2002 and December 31, 2001, respectively. This agreement requires the Company to pay aircraft rental to Pavia Place LLC, including a prorated share of a monthly management fee as well as a direct usage hourly charge.

(C) During the period ended December 31, 2001, the Company paid $100,000 of placement fees to an entity owned by a shareholder of Pali Capital, Inc's. parent.

(D) Included in other income is structured product fees of $639,732 and $1,000,000 for the periods ended June 30, 2002 and December 31, 2001, respectively. These fees result from the joint marketing of structured products with Pali Capital Inc.'s parent.

NOTE 6 – CAPITALIZED LEASE OBLIGATION:

The Company obtained computer, telephone and office equipment under various capital leases expiring through 2004. The assets and liabilities under capital leases are recorded at the lower of the present values of the minimum lease payments or the fair values of the assets. The assets are included in property and equipment and are depreciated over their estimated useful lives.

As of June 30, 2002, minimum future lease payments under said capital leases are:

Year Ending June 30,	Amount
2003	$ 76,186
2004	16,268
Total Minimum Lease Payments	92,454
Less: Amounts Representing Interest	3,117
Net Minimum Lease Payments	$ 89,337

NOTE 7 - COMMITMENTS AND CONTINGENCIES:

Leases

The Company leases office space under non-cancelable operating leases in New York City and Mt. Kisco, New York expiring through August 2012. The Company is reimbursed on a month-to-month basis for office space shared with various soft dollar commission clients. The Company leases transportation equipment under a non-cancelable operating lease expiring December 2004.

Rent expense for the periods ended June 30, 2002 and December 31,2001 was $212,485 and $93,062, net of $0 and $7,875 of rental income, and $48,598 and $25,289 for shared office space, respectively.

NOTE 7 - COMMITMENTS AND CONTINGENCIES: (continued)

Future minimum rental payments under the above non-cancelable operating leases as of June 30, 2002 are as follows:

Year Ending June 30,	Amount
2003	$ 1,987,091
2004	1,979,120
2005	1,821,506
2006	1,616,384
2007	1,664,491
2008-2012	8,827,573
Total	$17,896,165

The Company has provided the landlord of its New York City location with an irrevocable stand by letter of credit in the amount of $1,500,000 as collateral for the lease.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Employment Contract

The Company has entered into an employment agreement with the Chief Executive Officer, expiring September 30, 2006.

NOTE 8 – OTHER REVENUE:

Other revenue consists of the following:

	2002	2001
Structured Product Fees	$ 639,732	$ 1,000,000
Corporate Finance	37,507	-0-
Placement Fees	-0-	1,358,554
Total	$ 677,239	$ 2,358,554

NOTE 9 – INCOME TAXES:

Income tax expense included in the statement of operations is as follows:

	2002	2001
Federal	$ 365,000	$ -0-
State and Local	230,207	-0-
Total	$ 595,207	$ -0-

NOTE 10 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2002, the Company had net capital of $584,904, which was $314,662 in excess of its minimum required net capital of $270,242. The Company's net capital ratio was 6.9 to 1.

SUPPLEMENTARY

INFORMATION

SCHEDULE 1

PALI CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2002

NET CAPITAL	
Total Members' Equity Qualified For Net Capital	$ 3,013,765
Add: Liabilities Subordinated To Claims Of General Creditors Allowable In Computation Of Net Capital	-0-
Total Capital And Allowable Subordinated Liabilities	3,013,765
Deductions	
A. Non-Allowable Assets	
Other receivables	1,257,649
Non-Allowable Investments	20,100
Property and Equipment – Net	736,263
Security Deposit	104,357
Prepaid Expenses	171,675
Total Non-Allowable Assets	2,290,044
Net Capital Before Haircuts On Securities Positions (Tentative Net Capital)	723,721
Haircut On Securities	
Trading And Investment Securities	117,714
Undue Concentration	21,103
Net Capital	$ 584,904
AGGREGATE INDEBTEDNESS	
Items Included In Statement Of Financial Condition	
Accrued Expenses	$ 3,684,912
Capital Lease Obligations	89,337
Due to Related Parties	279,386
TOTAL AGGREGATE INDEBTEDNESS	$ 4,053,635
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum Net Capital Required	$ 270,242
TOTAL	$ 584,904
Excess Net Capital	$ 314,662

The accompanying notes are an integral part of these financial statements.

SCHEDULE 1 (continued)

PALI CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF JUNE 30, 2002

Excess Net Capital at 1500%	$ 314,662
Excess Net Capital at 1000%	$ 179,541
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	6.9304 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net Capital, As Reported In Company's Part IIA (Unaudited) Focus Report	$ 584,904
Net Audit Adjustments	-0-
NET CAPITAL PER ABOVE	$ 584,904

The accompanying notes are an integral part of these financial statements.

Report on Internal Control Required by
SEC Rule 17a – 5 for a Broker Dealer Claiming
An Exemption from SEC Rule 15c3 – 3

To The Board of Directors
Pali Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Pali Capital, Inc. (the Company), for the period ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a – 5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a – 5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a – 3 (a)(11) and for the determining compliance with the exemptive provisions of rule 15c3 – 3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences requires by rule 17a – 13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of The Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a – 5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors,
Pali Capital, Inc.
Page Two

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a – 5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used for any other purpose.

Lerner Lerner & Mazzuco CPAs PC

August 14, 2002

LLM